SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )

                              Convergys Corporation
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    212485106
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2008
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP NO.      212485106           SCHEDULE 13D           PAGE 2 OF 6 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                12,221,975
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                      12,221,975
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,221,975
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                         [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.9%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      212485106           SCHEDULE 13D           PAGE 3 OF 6 PAGES
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Item 1.       Security and Issuer.

       This statement on Schedule 13D relates to the shares ("Shares") of common stock, no par value, of Convergys Corporation, an Ohio corporation (the "Issuer"). The principal executive office of the Issuer is located at 201 East Fourth Street, Cincinnati, Ohio, 45202.

Item 2.       Identity and Background.

        (a) This statement is filed by JANA Partners LLC, a Delaware limited liability company (the "Reporting Person"). The Reporting Person is a private money management firm which holds the Shares of the Issuer in various accounts under its management and control. The principals of the Reporting Person are Barry Rosenstein and Gary Claar (the "Principals").

        (b) The principal business address of the Reporting Person and the Principals is 200 Park Avenue, Suite 3300, New York, New York 10166.

        (c) The principal business of the Reporting Person and the Principals is investing for accounts under their management.

        (d) Neither the Reporting Person nor the Principals has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Neither the Reporting Person nor the Principals has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) The Reporting Person is a limited liability company organized in Delaware. The Principals are citizens of the United States of America.

Item 3.       Source and Amount of Funds or Other Consideration.

       The 12,221,975 Shares reported herein by the Reporting Person, were acquired at an aggregate purchase price of approximately $195.33 million. The Shares beneficially owned by the Reporting Person were acquired with investment funds in accounts under management.

Item 4.       Purpose of Transaction.

     The Reporting Person initially reported its investment on a Schedule 13G filed on April 10, 2008. The Reporting Person initially acquired the Shares for investment in the ordinary course of business because it believed the Shares were undervalued and represented an attractive investment opportunity. Based on its evaluation of the Issuer's July 23, 2008 second quarter earnings announcement, which included a reduction in guidance for 2008 and which was followed by a significant decrease in the Issuer's closing share price, the Reporting Person determined to file this Schedule 13D to reserve its right to take steps to bring about changes to increase shareholder value which may include changes in the board composition, strategy and future plans of the Issuer as well as the pursuit of other plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D, and to discuss such issues with the Issuer's directors, management, shareholders and other parties. The Reporting Person has engaged in constructive dialogues with the members of the Issuer's board and management and hopes to engage in future constructive dialogues including regarding such potential changes to increase shareholder value.

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CUSIP NO.      212485106           SCHEDULE 13D           PAGE 4 OF 6 PAGES
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       Except as set forth herein, or as would occur upon completion of any of the actions discussed herein, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of its Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred in Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Company.

        (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 123,562,499 Shares outstanding, which is the total number of Shares outstanding as of April 30, 2008 as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 7, 2008 for the period ended March 31, 2008.

       As of the close of business on July 25, 2008, the Reporting Person may be deemed to beneficially own 12,221,975 Shares constituting approximately 9.9% of the Shares outstanding.

        (b) The Reporting Person has sole voting and dispositive powers over the 12,221,975 Shares, which powers are exercised by the Principals.

        (c) Information concerning transactions in the Shares effected by the Reporting Person during the past sixty days is set forth on Exhibit A hereto. All of the transactions in Shares listed hereto were effected in open market purchases on the New York Stock Exchange through various brokerage entities.

        (d) No person (other than the Reporting Person) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

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CUSIP NO.      212485106           SCHEDULE 13D           PAGE 5 OF 6 PAGES
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Item 6.       Contracts, Arrangements, Understandings or Relationships with
              Respect to Securities of the Company.

         None.

Item 7.       Material to be Filed as Exhibits.

1. Exhibit A: Transactions In The Issuer During The Last 60 Days

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CUSIP NO.      212485106          SCHEDULE 13D            PAGE 6 OF 6 PAGES
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                               SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 25, 2008



                                            JANA PARTNERS LLC

                                            By: /s/ BARRY ROSENSTEIN
                                            ----------------------------
                                            Name: Barry Rosenstein
                                            Title: Managing Partner

                                            By: /s/ GARY CLAAR
                                            ----------------------------
                                            Name: Gary Claar
                                            Title: General Partner

                                   APPENDIX I

                 TRANSACTIONS IN THE ISSUER IN THE LAST 60 DAYS

   Date of Transaction        Shares Purchased (Sold)      Price Per Share ($)

        5/30/2008                     400,000                 $ 16.04

        6/2/2008                       47,100                 $ 15.70

        6/2/2008                      150,000                 $ 15.72

        6/2/2008                       50,000                 $ 15.78

        6/2/2008                       20,000                 $ 15.96

        6/3/2008                      128,300                 $ 15.86

        6/6/2008                      110,142                 $ 15.42

        6/6/2008                       25,300                 $ 15.45

        6/6/2008                       75,000                 $ 15.46

        6/6/2008                       25,000                 $ 15.47

        6/6/2008                      149,700                 $ 15.49

        6/9/2008                       50,000                 $ 15.27

        6/9/2008                      365,474                 $ 15.28

        6/9/2008                      301,700                 $ 15.29

        6/10/2008                      48,101                 $ 15.26

        6/10/2008                      53,900                 $ 15.28

        6/11/2008                     100,000                 $ 15.16

        6/11/2008                       3,700                 $ 15.19

        6/11/2008                      60,000                 $ 15.20

        6/11/2008                     503,372                 $ 15.22

        6/17/2008                      68,200                 $ 15.66

        6/17/2008                      35,500                 $ 15.68

        6/26/2008                     299,500                 $ 15.08

        6/27/2008                     150,000                 $ 14.96

        6/27/2008                     137,640                 $ 14.98

        6/30/2008                      25,000                 $ 14.89

        6/30/2008                     145,152                 $ 14.90

        7/1/2008                       44,900                 $ 14.63

        7/1/2008                       46,500                 $ 14.64

        7/1/2008                      250,000                 $ 14.65

        7/2/2008                      100,000                 $ 14.60

        7/3/2008                       25,000                 $ 14.59

        7/7/2008                      200,000                 $ 14.86

        7/8/2008                      100,000                 $ 14.91

        7/9/2008                      100,000                 $ 14.90

        7/10/2008                     200,000                 $ 14.80

        7/11/2008                     100,000                 $ 14.33

        7/14/2008                     350,000                 $ 14.37

        7/15/2008                     200,000                 $ 14.10